SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of December 2003

                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES





1. Name of company



Filtronic plc



2. Name of shareholder having a major interest



Legal and General Group Plc



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18



Non-beneficial interest



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them



See attached schedule



5. Number of shares / amount of stock acquired



N/A



6. Percentage of issued class



N/A



7. Number of shares / amount of stock disposed



65,000



8. Percentage of issued class



0.09%



9. Class of security



Ordinary shares



10. Date of transaction



1 December 2003



11. Date company informed



9 December 2003



12. Total holding following this notification



2,979,148



13. Total percentage holding of issued class following this notification





14. Any additional information







15. Name of contact and telephone number for queries



Maura Moynihan +44 1274 231014



16. Name and signature of authorised company official responsible for making this notification



Maura Moynihan



Date of notification



10 December 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





Filtronic plc

Schedule 10 10.12.03



Registered Holder
Shares Held



HSBC Global Custody Nominee (UK) Ltd a/c 914945        31,893

HSBC Global Custody Nominee (UK) Ltd a/c 887711        455,500

HSBC Global Custody Nominee (UK) Ltd a/c 775245        341,083

HSBC Global Custody Nominee (UK) Ltd a/c 357206        1,762,154

HSBC Global Custody Nominee (UK) Ltd a/c 747381        148,000

HSBC Global Custody Nominee (UK) Ltd a/c 363605        50,000

HSBC Global Custody Nominee (UK) Ltd a/c 866203        101,605

HSBC Global Custody Nominee (UK) Ltd a/c 360509        88,913



TOTAL
2,979,148








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date: 10th December 2003